FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  12 April 2005


                                File no. 0-17630


                           CRH - Director Shareholding



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding






SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

CRH plc

2.   Name of director

Thomas W. Hill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas W. Hill

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Option - see details below

7.   Number of shares/amount of stock acquired

-

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.  Percentage of issued class

-

11.  Class of security

-

12.  Price per share

-

13.  Date of transaction

-

14.  Date company informed

-

15.  Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

11th April 2005

18.  Period during which or date on which exercisable

11th  April 2008 - 10th April 2015

19.  Total amount paid (if any) for grant of the option

EUR 1.00

20.  Description of shares or debentures involved: class, number

35,000 Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR 20.91

22. Total number of shares or debentures over which options held following this notification

562,225

23.  Any additional information



24.  Name of contact and telephone number for queries

Angela Malone
+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification
____________________

Angela Malone, Secretary

Date of notification         12th April 2005






SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

CRH plc

2.   Name of director

John L. Wittstock

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John L. Wittstock

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

Grant of Option - see details below

7.   Number of shares/amount of stock acquired

-

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.  Percentage of issued class

-

11.  Class of security

-

12.  Price per share

-

13.  Date of transaction

-

14.  Date company informed

-

15.  Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

11th April 2005

18.  Period during which or date on which exercisable

11th  April 2008 - 10th April 2015

19.  Total amount paid (if any) for grant of the option

EUR 1.00

20.  Description of shares or debentures involved: class, number

35,000 Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR 20.79

22. Total number of shares or debentures over which options held following this notification

762,799

23.  Any additional information



24.  Name of contact and telephone number for queries

Angela Malone
+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification
____________________

Angela Malone, Secretary

Date of notification         12th April 2005




SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

CRH plc

2.   Name of director

Myles Lee

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Myles Lee

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person
(s)

-

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

Grant of Option - see details below

7.   Number of shares/amount of stock acquired

-

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.  Percentage of issued class

-

11.  Class of security

-

12.  Price per share

-

13.  Date of transaction

-

14.  Date company informed

-

15.  Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

11th April 2005

18.  Period during which or date on which exercisable

11th  April 2008 - 10th April 2015

19.  Total amount paid (if any) for grant of the option

EUR 1.00

20.  Description of shares or debentures involved: class, number

50,000 Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR 20.79

22. Total number of shares or debentures over which options held following this notification

(i) Share Option Scheme            438,762
(ii) SAYE scheme                     1,211

23.   Any additional information



24.   Name of contact and telephone number for queries

Angela Malone
+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification
____________________

Angela Malone, Secretary

Date of notification         12th April 2005




SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

CRH plc

2.   Name of Secretary

Angela Malone

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Secretary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Angela Malone

5. Please state whether notification relates to a person(s) connected with the secretary named in 2 above and identify the connected person(s)

-

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Option - see details below

7.   Number of shares/amount of stock acquired

-

8.   Percentage of issued class

-

9.   Number of shares/amount of stock disposed

-

10.  Percentage of issued class

-

11.  Class of security

-

12.  Price per share

-

13.  Date of transaction

-

14.  Date company informed

-

15.  Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

11th April 2005

18.  Period during which or date on which exercisable

11th  April 2008 - 10th April 2015

19.  Total amount paid (if any) for grant of the option

EUR 1.00

20.  Description of shares or debentures involved: class, number

4,300 Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR 20.79

22. Total number of shares or debentures over which options held following this notification

(i) Share Option Scheme                                151,932
(ii) SAYE scheme                                         1,956

23.  Any additional information



24.  Name of contact and telephone number for queries

Angela Malone
+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification
____________________

Angela Malone, Secretary

Date of notification         12th April 2005






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  12 April 2005

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director